Exhibit 99.1

Alexco Announces Full Year 2020 Results and 2021 Outlook

(All amounts in CDN$ unless otherwise indicated)

March 11, 2021 - Alexco Resource Corp. (NYSE American/TSX: AXU) (“Alexco” or the “Company”) today reports financial results for the quarter and year ended December 31, 2020 (“Q4 2020” and “FY 2020”, respectively). The Company also provides an update on capital development projects and scale up of mining operations at Keno Hill and discusses anticipated mining and exploration activities in 2021.

On June 24, 2020, the Company announced that it was moving forward to production with its Bellekeno, Flame & Moth, and Bermingham mines at Keno Hill (“KHSD”, “Keno Hill”, or the “District”), subject to receipt of the final amended and renewed water use license (“WUL”). In the third quarter of 2020 (“Q3 2020”) and Q4 2020, the majority of corporate activity and expenditures were focused on start-up and commissioning activities associated with this decision.

For FY 2020, Alexco reported an operating loss of $22.3 million (“M”) and an adjusted net loss from continued operations of $16.8 M, or $0.13 per common share. As at December 31, 2020, the Company had $23.7 M in cash and cash equivalents and net working capital of $15.4 M.

Key Financial Metrics

(Expressed in thousands of Canadian dollars, except per share and share amounts)	For the three months ended December 31,		For the years ended December 31,
	2020	2019	2020	2019
Revenues - Reclamation Management Revenue	633	661	2,866	2,364
Operating Loss	(11,605)	(4,598)	(22,333)	(11,928)
Adjusted Loss Before Taxes[1]	(11,676)	(4,621)	(22,359)	(12,379)
Cash and cash equivalents	23,742	6,841	23,742	6,841
Net Working Capital[1]	15,353	10,090	15,353	10,090
Adjusted Net Loss from Continued Operations[1]	(9,547)	(4,753)	(16,842)	(13,188)
Net Loss from Continued Operations[2]	(15,817)	(5,560)	(38,570)	(7,699)
Shareholders
Basic and Diluted Net Loss from Continued Operations per Common Share	(0.12)	(0.05)	(0.30)	(0.07)
Adjusted Basic and Diluted Net Loss from Continued Operations per Common Share[1]	(0.07)	(0.04)	(0.13)	(0.12)
1.	See “Non-GAAP Measures” in Section 11 of the MD&A for the year ended December 31, 2020.

2.	Net loss for FY 2020 includes a non-cash fair value adjustment relating to the loss from the embedded derivative asset totaling $21,728,000 (2019 – gain from the embedded derivative asset totaling $5,489,000).

Q4 2020 and FY 2020 Highlights

Corporate

•	The Company’s cash and cash equivalents as at December 31, 2020 totaled $23.7 M compared to $6.8 M as at December 31, 2019, while net working capital totaled $15.4 M compared to $10.1 M at December 31, 2019 (see “Non-GAAP Measures” in Section 11 of the MD&A for the year ended December 31, 2020). The Company’s restricted cash and deposits as at December 31, 2020 totaled $2.9 M compared to $2.8 M as at December 31, 2019.

•	The Company reported an operating loss of $11.6 M for Q4 2020, compared to an operating loss of $4.6 M for the quarter ended December 31, 2019 (or “Q4 2019”). The Company reported an operating loss of $22.3 M for FY 2020, compared to an operating loss of $11.9 M for the year ended December 31, 2019 (or “FY 2019”). The increase in operating loss from FY 2019 to FY 2020 is primarily a result of the start-up related mine site expenses of $7.4 M at the Bellekeno mine, the refurbishment work at the District mill throughout the last half of 2020, and a write-down of $2.8 M of non-current ore in underground stockpile during Q4 2020.

•	On February 14, 2020, Alexco entered into a share purchase agreement (the “AEG Sale Agreement”) for the sale of its wholly owned subsidiary environmental consulting business, Alexco Environmental Group (“AEG”), to AEG’s executive management (“AEG Management”) led by AEG’s President. Under the terms of the AEG Sale Agreement, AEG Management purchased all of the shares of AEG in consideration for payment to Alexco of $13.4 M. This balance consisted of $12.1 M in cash and a $1.3 M promissory note.

Financing and Other Activities

•	On March 27, 2020, the Company completed an equity financing and issued 4,662,675 common shares at a price of $1.85 per share for aggregate gross proceeds of $8.6 M.

•	On July 7, 2020, the Company completed an equity financing and issued 10,994,000 common shares at a price of $2.73 per share for aggregate gross proceeds of $30.0 M.

•	On August 5, 2020, the Company entered into an amended and restated agreement with Wheaton Precious Metals Corp. (“Wheaton”) with respect to the streaming agreement between the two companies.

•	On January 4, 2021, the Company sold its net smelter return royalty in Golden Predator Exploration Ltd.’s Brewery Creek Project for total cash consideration of $4.5 M.

•	On January 28, 2021, the Company completed an equity financing and issued 2,704,770 flow-through common shares for aggregate gross proceeds of $11.7 M. The flow-through common shares comprise: (i) 2,053,670 flow-through shares with respect to “Canadian exploration expenses” (the “CEE Shares”) priced at $4.48 per CEE Share; and (ii) 651,100 flow-through shares with respect to “Canadian development expenses” (the “CDE Shares”) priced at $3.84 per CDE Share.

Mine Operations and Exploration, 2020 Results

•	In June 2020, the Company announced it was moving forward with final development of its mines at Keno Hill, including production from the Bellekeno, Flame & Moth, and Bermingham silver deposits. Subsequently in August 2020, with a completed pre-feasibility study of Keno Hill, receipt of all necessary permits, finalization of the Wheaton stream amendment, and completion of the necessary financing, the Flame & Moth and Bermingham mineral deposits transitioned from exploration and evaluation properties to mining development properties.

•	During Q4 2020 and FY 2020, the Company mined 2,028 tonnes of ore. Underground ore production was solely from Bellekeno where longhole drilling and blasting of residual ore provided feed to the mill. Current ore grades from Bellekeno are generally exceeding the block model grades. Bellekeno ore production will continue into the second quarter of 2021 (“Q2 2021”). Underground development activities at Bermingham and Flame & Moth began in Q3 2020 and continue, with initial ore production from Bermingham targeted for Q2 2021 and from Flame & Moth targeted for the third quarter of 2021 (“Q3 2021”).

•	During Q4 2020, the Company announced initial mill commissioning and lead/silver and zinc concentrate production from processing Bellekeno ore. Concentrate produced in 2020 was stockpiled for shipping in 2021. Since initial commissioning, the mill has been operating on a modified rotation schedule to match ore production from the Bellekeno mine. In the mill, installation of cyclones, the addition of a new tailings filter press, installation of a new fine ore feeder, and construction of a new building around the crusher have all been completed. In the meantime, mechanical adjustments and circuit modifications related to ongoing commissioning activity continues with a focus on metallurgical performance.

•	On January 19, 2021, the Company reported results from its 2020 surface exploration drilling program that focused on the Bermingham Northeast Deep zone located at depth approximately 150 meters (“m”) below the existing Bermingham mineral resource. The 2020 exploration program was designed to drill approximately 100 m sections to trace the deeper zone southwest and northeast along strike within the favourable mineralization corridor. The program completed 7,653 m of core drilling in 14 holes focused on a 550 m long structurally controlled sub-horizontal zone in the same structural and stratigraphic setting where high-grade mineralization was initially discovered in 2018 below the Bermingham mineral resource.

COVID-19

•	During the year, the Company has made efforts to safeguard the health of its employees and the communities within which we operate, while continuing to operate safely and maintaining essential business activity. To support public health efforts in the Yukon, and in consideration of the uncertainty caused by the COVID-19 pandemic, the Company suspended underground development of the Bermingham and Flame & Moth deposits at Keno Hill from March to July 2020. While development activities at these deposits resumed, thereafter in early November 2020, the Yukon Government reinstated mandatory isolation requirements for anyone entering the Yukon. This requirement caused additional delays in capital development activity while new alternative isolation plans were developed and subsequently approved by the Yukon regulators and health officials. The extended time period to develop and implement the new self-isolation plan resulted in the Company focusing its reduced underground workforce and resources on the Bermingham deposit while temporarily idling the development at Flame & Moth, which subsequently resumed in early February 2021. The Company notes below the COVID-19 pandemic risk and its impact on development remains the foremost risk to schedule and scale-up activities at Keno Hill.

Elsa Reclamation and Development Company Ltd. (“ERDC”)

•	The final Evaluation Report for the Reclamation Plan to address legacy liabilities at Keno Hill was issued by the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) in February 2020, and on July 20, 2020 a final Decision Document was issued. ERDC has entered into the Yukon Water Board’s water licensing process to authorize the activities necessary to effect closure of the site. After licensing, the Reclamation Plan must be finalized for submission to Crown-Indigenous Relations and Northern Affairs Canada for approval prior to execution of the final reclamation plan.

2021 Outlook

Ramp-up of mining and milling operations continues with activities adjusted and moderated to comply with modified COVID-19 protocols in Yukon. Initial ore supply is being sourced from the Bellekeno underground mine where longhole drilling and blasting of residual ore is providing initial feed to the mill, with concentrate shipments to the port of Skagway commencing in the first quarter of 2021 (“Q1 2021”).

The mill continues the commissioning process, including concentrate production, and is operating with a modified schedule to best match the ore delivery from Bellekeno while optimizing the operational and metallurgical performance of the mill circuit. As at February 28, 2021, 2,409 tonnes of ore have been milled at a silver head grade of 956 grams per tonne with silver recoveries to date of 92.9%, producing 331 dry metric tonnes of lead/silver concentrate. Installation of the second ball mill and concentrate regrind mills will be complete in Q2 2021, in advance of higher ore production and mill throughput. Elsewhere, expansion of the camp accommodation complex and additional miner dry/wash facilities is complete, and the new administration complex is scheduled for completion in Q1 2021.

At Bermingham, underground development is proceeding, with initial ore production anticipated in Q2 2021. At the Flame & Moth mine, underground development activities resumed in Q1 2021. At both Bermingham and Flame & Moth mines, improving underground cycle times in variable ground (quartzite and schist) remains a focus along with continued training of crews in the operation of new equipment, particularly jumbos and bolters. At Bermingham, a primary ventilation raise to surface is approximately 40% complete and breakthrough to surface is scheduled in early Q2 2021.

On balance, the current operating conditions related to COVID-19 protocols and slower underground development (partially offset by overachievement of silver grade in ore from the Bellekeno mine), are anticipated to improve through Q2 2021 with design throughput of 400 tonnes per day achieved in the mill in Q3 2021. The Company cautions however, that longer term continuation or increased COVID-19 related workplace restrictions will have the effect of extending the scale-up period, possibly into the fourth quarter of 2021 (“Q4 2021”).

In mid-March 2021, Alexco is planning to launch a large-scale surface exploration program to drill a minimum of 25,000 m utilizing four drills with directional drill technology focusing on infill and extension drilling primarily of the Bermingham Northeast Deep zone mineralization. The Company plans to update the existing Bermingham mineral resource estimate in Q4 2021 following receipt of results of the 2021 drilling program.

Clynt Nauman, Chairman and CEO commented, “2020 marked the restart of silver mining activities at our Keno Hill Silver District. Progress along our restart timeline has been safe and steady, but more protracted as we manage the necessary workplace and recruiting protocols while gaining a better understanding of the variable ground at Bermingham and Flame & Moth. We expect to complete all mill upgrades in Q2 2021; and mining operations and underground development are anticipated to achieve nameplate capacity of 400 tonnes per day in Q3 2021. I especially want to recognize the commitment and professionalism of our workforce who have been resolute through pandemic related operating protocols and regulations while scaling up an operation from scratch.” Mr. Nauman added, “In the meantime, we are advancing a technical report to update our mineral resource and reserve estimate in light of improved silver prices and optimization studies and expect to complete this work in Q2 2021. In a similar fashion, we expect to further update our Bermingham mineral resource in Q4 2021 when results from our large Bermingham Northeast Deep exploration campaign become available. I look forward to updating you as our scale-up activities progress in Q2 2021 and Q3 2021.”

Financial Report

Full details of the financial and operating results for Q4 2020 and FY 2020 are described in Alexco’s consolidated financial statements for the year ended December 31, 2020 and 2019 with accompanying notes and related management’s discussion and analysis. These documents and additional information about Alexco, including its annual information form, are available on Alexco’s website at www.alexcoresource.com and under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Conference Call for FY 2020 Results

Alexco management will host an audio webcast conference call to discuss these results on Friday, March 12, 2021 at 10:00 am PT (1:00 pm ET). Details to join the conference call are as follows:

Dial toll free from Canada or the US:	1-800-319-4610
Dial from outside Canada or the US:	1-604-638-5340

Confirmation Code#:	Ask to join the Alexco conference call
Live audio webcast:	http://services.choruscall.ca/links/alexco20210312.html

Participants should connect five to ten minutes before the call. The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com shortly after the call.

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Neil Chambers, P.Eng., Chief Mine Engineer, both of whom are Qualified Persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada’s Yukon Territory, one of the highest-grade silver deposits in the world. Alexco is currently advancing Keno Hill to production and started concentrate production and shipments in Q1 2021. As per Alexco’s 2019 pre-feasibility study, Keno Hill is expected to produce an average of approximately 4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Total production over an 8-year mine life is estimated at 1.18 million tonnes of ore at an average rate of 430 tonnes per day at an average grade of 805 grams per tonne. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation’s mineral resources through successful exploration.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Kettina Cordero, Director of Investor Relations
Phone: (778) 945-6577

Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Forward-Looking Statements

Some statements (“forward-looking statements”) in this news release contain forward-looking information plans related to Alexco’s business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to risks and uncertainties relating to the COVID-19 pandemic including but not limited to business closures, travel restrictions, quarantines and a general reduction in consumer activity; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, costs associated with implementation of health and safety protocols, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; Alexco will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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